Exhibit 12.1

Autoliv, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions)	Year Ended December 31,
Fixed charges	2009	2010	2011	2012	2013
Interest expense	$68.2	$66.6	$68.2	$41.7	$32.9
Interest portion of rental expense (1)	9.3	9.7	12.0	11.7	15.1

Total	$77.5	$76.3	$80.2	$53.4	$48.0

Earnings

Income before income taxes	$5.5	$805.5	$828.3	$668.6	$734.0
Earnings in Affiliates	(3.8)	(5.5)	(6.8)	(8.1)	(7.3)
Fixed charges +	77.5	76.3	80.2	53.4	48.0
Cash from Affiliates +	9.2	9.2	6.4	4.8	4.6

Total	$88.4	$885.5	$908.1	$718.7	$779.3

Ratios of Earnings to Fixed Charges	1x	12x	11x	13x	16x

(1)	One-third of all rental expense is deemed to be interest.

For the purpose of computing these ratios, (i) “earnings” consists of the sum of pre-tax income from continuing operations before adjustment for non-controlling interests in our consolidated subsidiaries or income or loss from equity investees; fixed charges; amortization of capitalized interest; and distributed income of equity investees; and (ii) “fixed charges” consists of the sum of interest expense (which includes amortization of premiums, discounts, and capitalized expenses related to debt issue costs, when applicable); capitalized interest; and one-third of rental expense which we believe to be a reasonable estimate of an interest factor in our leases.